UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Lafayette Square USA, Inc.

(Name of Issuer)

common stock, par value $0.001 per share

(Title of Class of Securities)

none

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. none
1.	Names of Reporting Persons Capricorn Investment Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 487,593 shares of Common Stock (1)
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 487,593 shares of Common Stock (1)
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 487,593 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Consists of (i) 241,061 shares held by The Skoll Fund (“SFund”) (ii) 246,532 shares held by The Skoll Foundation (“SFoundation”). Capricorn is the investment adviser for each of SFund and SFoundation and has sole voting and investment authority over the shares held by SFund and SFoundation.

(2)	This calculation is based on 21,542,772.94 shares of Common Stock outstanding as of December 15, 2023 as reported by the Issuer to the Reporting Persons on December 18, 2023.

Item 1.

	(a)	Name of Issuer Lafayette Square USA, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 175 SW 7th St, Unit 1911 Miami, FL 33130-2992

Item 2.

	(a)	Name of Person Filing Capricorn Investment Group LLC (“Capricorn”)
	(b)	Address of Principal Business Office or, if none, Residence 250 University Avenue, Suite 300 Palo Alto, CA 94301
	(c)	Citizenship Delaware
	(d)	Title of Class of Securities common stock, par value $0.001 per share (“Common Stock”)
	(e)	CUSIP Number none

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of December 31, 2023:

	(a)	Amount beneficially owned: See Row 9 of cover page.
	(b)	Percent of class: See Row 11 of cover page .
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

Capricorn Investment Group LLC

By:	/s/ Eric Techel
Name: Eric Techel
Title: Partners and CFO

By:	/s/ William Orum
Name: William Orum
Title: Partner

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

5